

November 10, 2009

Via U.S. Mail and facsimile to (703)378-7210

Paul M. Harbolick, Jr.
Executive Vice President and
  Chief Financial Officer
Alliance Bankshares Corporation
14200 Park Meadow Drive
Suite 200 South
Chantilly, VA 20151

> **RE: Alliance Bankshares Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-49976**

Dear Mr. Harbolick,

We have reviewed your letter filed on November 6, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements

Note 13. Income Taxes, page 80

1.   We note your response to prior comment 2 in our letter dated September 25, 2009. Please address the following:

   a. In your response you state "if the IRS rules allowed for a NOL carryback beyond the standard 2 year period, the income of the previous periods could clearly cover our current NOL." Please explain what you mean by this statement. In your response, please tell us the extent to which you actually factored this into your deferred tax asset valuation allowance analysis, and if so, how it affected your ultimate conclusion.

   b. We note that you projected positive earnings for 2009. We also note that you reported a net loss in each of the first two quarters of 2009 and, based on your earnings release filed on a Form 8-K on November 6, 2009, you expect to report a net loss for the third quarter of 2009. Tell us the amount of your projected fourth quarter 2009 net earnings and whether your projected earnings for that quarter is expected to result in cumulative net income for the year ended December 31, 2009.

   c. If not, tell us how your valuation allowance analysis, considered the fact that you originally projected positive net earnings for the year ended December 31, 2009 but that, in actuality, you have incurred a net loss in each of the first three quarters of 2009. Tell us how the reconciliation of your projections to actual results for 2009 has impacted your original projection that you would report positive earnings for 2010 and 2011.

   d. In your response, you state that you believe your "poor financial performance from 2007 through the second quarter of 2009 was largely due to anomalous conditions in the residential and commercial real estate markets and not an indicator of performance to be expected in the future." This statement gives the impression that you did not consider the current economic and market conditions in your analysis because you consider them to be temporary and atypical. However, paragraph 23.c SFAS 109 specifically requires you to consider such events and circumstances. Please revise your disclosure in future filings to disclose how you considered current economic and market conditions in your valuation allowance analysis and to what degree those factors impact your ultimate conclusion.

   e. You state that you will expand your disclosures in future filings to outline the positive and negative factors considered when determining the extent of any valuation allowance necessary, as well as to include the "more likely than not" verbiage required by SFAS 109. Please provide us with the specific disclosures you intent to include in your future filings.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief